UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2025

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes         No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes         No      X

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Today September 16th, 2025, S&P Global Ratings (S&P) has upgraded by one notch BBVA’s long-term issuer credit rating (ICR) to A+ from A. The outlook remains stable.

S&P has also taken the following actions over other BBVA’s ratings:

●	Upgraded by one notch long-term resolution counterparty rating (RCR) to AA- from A+.

●	Upgraded by one notch short-term RCR to A-1+ from A-1.

●	Affirmed short-term ICR rating at A-1.

●	Upgraded by one notch long-term senior unsecured debt issue rating to A+ from A.

●	Upgraded by one notch long-term senior subordinated debt issue rating to A- from BBB+.

●	Upgraded by one notch long-term subordinated debt issue rating to BBB+ from BBB.

Madrid, September 16th 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: September 16, 2025
By: /s/ Patricia Bueno Olalla

Name: Patricia Bueno Olalla
Title: Head of Investor Relations